UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2018

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

2018 Special Meeting of Shareholders

Attached hereto as Exhibits 99.1 and 99.2 are a copy of the Company’s amended proxy statement and amended form of proxy for 2018 special annual meeting of shareholders, which is being distributed to shareholders on or about November 9th, 2018.

Exhibit Index

Exhibit No.	Description

99.1	Amended Notice of Special General Meeting and Proxy Statement_Oct 23 2018

99.2	Amended Proxy Card Front

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date November 8th, 2018	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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